Contact

www.linkedin.com/in/nikkivaranasi (LinkedIn)
www.staaxapp.com/ (Company)

Top Skills

Financial Analysis
Bloomberg Terminal
Liquidity Risk

Languages

Telugu (Native or Bilingual)
Hindi (Limited Working)
Spanish (Elementary)
English (Native or Bilingual)

Nikki Varanasi

CEO & Founder | Fintech | Techstars '21
San Francisco, California, United States

Experience

Staax

CEO & Founder
July 2021 - Present (1 year 8 months)
San Francisco Bay Area

Early-stage fintech company that enables peer-to-peer payments in stock. Raised ~$2M from investors such as Techstars, Western Union, Harlem Capital, Lightspeed, Hustle Fund, Plug and Play and more.

Staax is live on the app store / iOS.

UBS

Project Female Founder Program
January 2022 - April 2022 (4 months)

Project Female Founder is a unique collaboration between UBS, Fortuna Funding and SheEO, bringing together global female founders and UBS advisors in a 50-person cohort.

This program is a modern approach to accelerating female and non-binary founders in their success through a holistic program of investor readiness training and a global ecosystem of support to build relationships and networks.

Techstars

Techstars / Western Union 2021 Cohort - Staax
July 2021 - October 2021 (4 months)

Techstars is an American seed accelerator founded in 2006 in Boulder, Colorado. As of 2019, the company had accepted over 1,600 companies into its programs with a combined market capitalization of $18.2bn USD. Fewer than 1% of the over 17,000 applicants are accepted.

This cohort by Techstars/ Western Union was focused on the movement of money, and consisted of 10 fintech companies total. The program focuses on connecting founders to mentors, investors, operators, and other entrepreneurs.

McKinsey & Company

Private Equity / Finance Team
January 2018 - June 2021 (3 years 6 months)
New York, New York

McKinsey Investment Office / MIO Partners

Role as a fund owner of an $800M+ fund of funds (FoF) portfolio, directly investing in PE, VC and HFs. Responsible for all fund-associated reporting and forecasting.

KKR & Co. L.P.
Finance, Investments & Treasury
April 2016 - January 2018 (1 year 10 months)
New York, NY

Distinguished Programs
Finance, Risk & Operations Intern
May 2015 - April 2016 (1 year)
Greater New York City Area

LawTrades
Intern
January 2015 - May 2015 (5 months)
New York, New York

Future Business Leaders of America (FBLA)
Vice President
August 2010 - May 2014 (3 years 10 months)

Vice President of my high school FBLA chapter

Education

St. John's University, The Peter J. Tobin College of Business
Bachelor's degree, Finance